

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

> **Re:** **ING Groep N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed on March 18, 2010**
> **File No. 001-14642**

Dear Mr. Flynn:

We have reviewed your February 21, 2011 response to our February 4, 2011 letter and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment. After reviewing the information provided, we may raise additional comments.

General

1. Please refer to comment 2 in our letter dated February 4, 2011. You state that you continue to have commitments related to Iranian entities designated by OFAC pursuant to Section 104(c) of CISADA and the corresponding IFSR. Please identify for us these Iranian entities, and represent to us that you will make appropriate disclosure in future filings in the event you are sanctioned under Section 104(c) and/or any other relevant provision(s) of CISADA and the IFSR.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant